August 4, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Irene Barberena-Meissner

Re:	Acceleration Request of Riverview Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-255116)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Riverview Acquisition Corp. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on August 5, 2021 or as soon thereafter as practicable.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Kevin Manz at (516) 225-7059.

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Thank you for your assistance in this matter.

Very truly yours,

/s/William V. Thompson III
William V. Thompson III
Chief Financial Officer

cc:	Stuart Neuhauser, Ellenoff Grossman & Schole LLP